Exhibit 99.1

Sandstorm Gold Provides Asset Updates

VANCOUVER, Oct. 23, 2015 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) is pleased to provide an update at various projects underlying the Company's streams and royalties and the acquisition of a royalty package on projects in Quebec, Canada.

TRUE GOLD BEGINS MINING AT KARMA

True Gold Mining Inc. (TSX-V: TGM) ("True Gold") reported that mining has commenced at the Goulagou II (GGII) deposit at the Karma Gold Mine ("Karma") in Burkina Faso. The GGII deposit is the first of six deposits that will be mined and True Gold remains on track for gold production at the end of Q1, 2016.

Karma mine construction is rapidly progressing with nearly 1,000 staff and contractors active on site. Overall, the project is approximately 73% complete and is funded through construction to production. True Gold has $19 million in cash and up to $48 million available under the finance facility as of September 30, 2015.

Sandstorm has a gold stream agreement to purchase 25,000 ounces of gold over five years and 1.625% of the gold produced thereafter from the Karma Project. Sandstorm will make ongoing payments of 20% of the spot price of gold for each ounce purchased from True Gold.

For more information, visit the True Gold website at www.truegoldmining.com and see the press release dated October 20, 2015.

KIRKLAND LAKE GOLD REPORTS SUCCESSFUL DRILLING TO EXPAND AND CONFIRM CONTINUITY OF THE SOUTH MINE COMPLEX ON THE HM CLAIM

Kirkland Lake Gold Inc. announced on October 20, 2015, an update on the underground exploration drilling program on their South Mine Complex in Ontario, Canada ("SMC") at the Company's Macassa Mine Complex, and in particular on the HM claim. See press release dated October 20, 2015, available under the Company's profile on sedar.com.

Sandstorm holds a 2.0% net smelter returns ("NSR") royalty on the HM Claim.

SANDSTORM ACQUIRES NEW ROYALTY PACKAGE

Sandstorm has acquired a royalty package on properties in Quebec, Canada from Alexandria Minerals Corporation (TSXV: AZX) ("Alexandria") for consideration of C$300,000. The royalty package consists of a 1% NSR on certain claims in Alexandria's Cadillac Break property group, the assignment of a 2% NSR on the Roc d'Or claim owned by Integra Gold Corp., and the assignment of existing NSR buy-back rights, ranging from 1% to 1.25% on select claims in the Val d'Or area. In addition, Sandstorm has subscribed for C$1 million in Alexandria common shares as part of a non-brokered private placement that is expected to close within the next 30 days.

The Cadillac Break Property Group comprises 20 properties stretching for 35 km along a regional fault zone. This large property package hosts a variety of geological environments favourable to gold mineralization with near-surface Current Resources at 3 projects: Orenada, Akasaba and Sleepy.

LUNA GOLD PROVIDES CORPORATE UPDATE

Luna Gold Corp. (TSX: LGC) ("Luna") has initiated the pre-feasibility study (PFS) for the restart of the Aurizona mine ("Aurizona"), commenced drilling at Aurizona, and finalized preparations to place the processing plant onto care and maintenance following the processing of the ore stockpile.

The PFS is expected to be completed before year-end and will include geotechnical studies, metallurgical studies and permitting work. The infill drilling program is well underway and when complete, will provide Luna with data to better understand the geology of the deposit and to de-risk the mine planning process.

Marc Leduc, President and CEO of Luna, commented, "Since the financial restructuring, we are now able to focus our efforts on the activities that will position Luna for the future. We have drills in place, we have technical professionals on the ground and we are moving in the right direction to better understand our geology and resources at Aurizona as well as the best methodologies to process all ore types. From this basis, we will be better positioned to re-open the Aurizona Mine in the future."

Luna continues to make progress on its strategy to realize the potential of the Aurizona mine and is committed to working with its local communities to bring the mine back into production on a long-term and sustainable basis.

Sandstorm has a sliding scale NSR on Aurizona based on the price of gold. At gold prices less than or equal to US$1,500 per ounce the royalty is a 3% NSR. Sandstorm also holds a 2% NSR on Luna's 200,000 hectares of greenfields exploration ground.

For more information, visit the Luna website at www.lunagold.com and see the press release dated September 18, 2015.

SKEENA INTERSECTS 11.4 METRES GRADING 16.73 G/T AU

Skeena Resources Limited (TSX.V: SKE) ("Skeena") announced assay results for 13 holes from its ongoing drill program at the Spectrum gold project in the Golden Triangle of north-western British Columbia ("Spectrum"). Assays are pending for an additional 27 holes and the current exploration program at Spectrum is now expected to total approximately 17,500 metres ("m").

Highlights from Central Zone Drilling
Hole S15-043, drilled on Section 4700N at the south end of the deposit, intersected three high-grade intervals between 197 m and 232 m. The most significant interval is 11.4 m grading 16.73 g/t Au, including 2.0 m grading 81.8 g/t Au. The other significant intervals included 4 m grading 24.24 g/t Au including 2 m grading 44.8 g/t Au, and 4 m grading 26.59 g/t Au, including 2 m grading 46.5 g/t Au. These high-grade intervals are noteworthy because they are located 45 m south of hole SP-14-009 which cut several high-grade sections, including 2 m grading 254.5 g/t. Mineralization is open to the south, at depth and up-dip of the intersections in hole S15-043. Several other holes have been drilled on 50 m centres in this area and assays are pending.

Ron Netolitzky, Skeena's Chairman commented, "The high-grade sections in hole S15-043 from the southern portion of the Central Zone are arguably our best yet and represent a step out to the south from hole SP14-009. The deposit appears open for resource expansion to the south. In the middle of the Central Zone, we have encountered broad intervals of near-surface porphyry gold-copper mineralization with deeper higher grade intervals consistent with the historic drilling results." Mr. Netolitzky continued, "At the north end of the Central Zone, we need to do more work to understand how the high-grade gold zones are controlled. Our near-term objective remains to establish a high-grade gold resource by the end of Q1 2016 and these latest results take us another step towards achieving that goal."

Porphyry Mineralization
Several holes intersected long intervals of near-surface porphyry-style gold-copper mineralization as follows:

  Hole S15-031 intersected 224.5 m grading 0.60 g/t Au, 0.22 % Cu and 5.13 g/t Ag, beginning at a down-hole depth of 5.5 m;
  Hole S15-039 intersected 140.5 m grading 0.82 g/t Au, 0.17% Cu and 4.35 g/t Ag, beginning at a down-hole depth of 3.0 m; and
  Hole S15-042 intersected 205.8 m grading 0.94 g/t Au, 0.05% Cu and 1.86 g/t Ag, beginning at a down-hole depth of 5.6 m.

Sandstorm holds a 1.65% NSR royalty on the Spectrum project.

For more information, visit the Skeena website at www.skeenaresources.com and see the press release dated October 8, 2015.

MINERAL RESOURCES INCREASE AT PRAIRIE CREEK MINE

Canadian Zinc Corporation (TSX:CZN) ("Canadian Zinc") reported that Mineral Resource tonnages at the Prairie Creek lead, zinc, silver mine, located in the Northwest Territories, have been significantly increased following the incorporation of the results from the 2015 exploration drilling program into a revised geological model and resource estimate.

New Mineral Resource Highlights

  Total Measured and Indicated Mineral Resource tonnages for the Prairie Creek Mine increased by 32% to 8.7 million tonnes from 6.6 million tonnes ("Mt"). Highlights of the changes include:
    a 48% increase in the Main Quartz Vein Indicated Mineral Resource tonnage to 4.2 Mt grading 11.6% Pb, 9.2% Zn, 168 g/t Ag, from 2.8 Mt grading 12.8% Pb, 10.2% Zn and 193 g/t Ag;
    a 40% increase in Stockwork Indicated Mineral Resource to 2.0 Mt grading 3.5% Pb, 6.6% Zn, 61 g/t Ag, from 1.40 Mt grading 4.0% Pb, 7.1% Zn and 63 g/t Ag;
  Total Inferred Resource tonnage remains unchanged with an increase in Stockwork replacing upgraded Main Quartz Vein resources.
    a 100% increase in Stockwork Inferred Mineral Resource tonnage to 1.6 Mt grading 4.6% Pb, 6.2% Zn, 70 g/t Ag from 790,000 t grading 4.0% Pb, 4.7% Zn, 61 g/t Ag;
    as Inferred Main Quartz Vein tonnes were converted to the Indicated category through detailed 2015 infill drilling, the Main Quartz Vein Inferred tonnage decreased to 5.3 Mt grading 8.7% Pb, 12.9% Zn, 199 g/t Ag from 6.1 Mt grading 10.4% Pb, 12.6% Zn and 195 g/t Ag.

"The 2015 exploration drilling program has surpassed the objectives of upgrading the resource classifications and expanding the Measured and Indicated Mineral Resources which, upon conversion to Mineral Reserves, will demonstrate both a longer mine life and, perhaps more importantly, an increase in the higher grade Main Quartz Vein tonnages that can be incorporated into the earlier years of the Prairie Creek mine plan," said Alan Taylor, Chief Operating Officer of Canadian Zinc.

The new September 2015 total Measured and Indicated Resource of 8.7 Mt represents a 60% increase from the Measured and Indicated resource tonnage in the 2012 Preliminary Feasibility Study. The new expanded Mineral Resource estimate will now form the basis around which an optimized mine plan will be designed and a new Mineral Reserve calculated. For a table showing the September 2015 Mineral Resource Estimate by classification and mineralization style, and by overall totals, compared to the March 2015 estimate, use the following link, http://ow.ly/TJNH7.

Sandstorm holds a 1.2% NSR royalty on the Prairie Creek project.

For more information, visit the Canadian Zinc website at www.canadianzinc.com and see the press release dated September 17, 2015.

QUALIFIED PERSONS, QA/QC

Skeena
The technical information in this news release related to Spectrum has been reviewed and approved by Michael S. Cathro, MSc, PGeo, Skeena's vice-president of operations and a qualified person as defined by National Instrument 43-101.

Drilling is conducted under the supervision of Jacques Stacey, MSc, PGeol, and Colin Russell, PGeo. A rigorous chain-of-custody and QA/QC program, consisting of the insertion of certified standard control samples, duplicates and blanks, was applied to the NQ diameter, split half-core samples. Sample preparation and analyses for 2015 samples were completed at the Kamloops facility of Activation Laboratories Ltd. Gold is determined by 50-gram fire assay of an 800 g split. Other elements are determined by an ICP analysis following aqua regia digestion. An updated drill plan, table of collar information, list of intersections and cross sections are available on the Skeena website. All assays reported here are uncut unless otherwise noted. True width in the Central zone is estimated to be 55% to 70% of down-hole intervals. The geometry of porphyry-style mineralization is not well understood and therefore true widths are not known. Mineralization is conceptual in nature and there has been insufficient exploration to define a mineral resource.

The technical information in this news release related to Spectrum has been reviewed and approved by Michael S. Cathro, MSc, PGeo, Skeena's vice-president of operations and a qualified person as defined by National Instrument 43-101.

Canadian Zinc
The Mineral Resource is estimated at a cut-off grade of 8% Zn-Eq based on prices of US$1.00/lb for both zinc and lead and US$20/oz for silver, with average processing recovery factors of 78% for Zn, 89% for Pb and 93% for Ag, and average payables of 85% for Zn, 95% for Pb and 81% for Ag, at an exchange rate $1CD = $1USD.

This content related to the Prairie Creek Mine in this press release has been reviewed and approved by Alan Taylor P.Geo., COO & VP Exploration of Canadian Zinc. Mr. Taylor is a Qualified Person as defined by NI 43-101.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 73 streams and royalties, of which 14 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: CONTACT INFORMATION: Nolan Watson, President & CEO, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 18:38e 23-OCT-15